Positive data from ASA404 prostate cancer trial presented at ASCO

London, UK & Chicago, IL: 3 June 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) announces the presentation today at ASCO of new, positive data from its randomised phase II trial testing the addition of ASA404 (formerly AS1404) to first-line docetaxel chemotherapy in hormone-refractory prostate cancer.

Final PSA data show that ASA404 greatly increased PSA response rate – the proportion of patients showing a sustained 50% reduction in blood levels of the prostate cancer biomarker PSA. Seventy patients were evaluable for PSA response. The response rate was 59% in men treated with ASA404 plus docetaxel versus 37% in the control group, who received docetaxel alone. The proportion of patients showing progression by PSA was 16% in the ASA404 group and 37% in the control group, a more marked difference than that seen in preliminary findings from the trial.

PSA reductions were more profound and of more rapid onset in patients who received ASA404. PSA fell by a median of 79% in the ASA404 group and 36% in the control group. Among patients whose PSA fell, maximum reduction was achieved in a median of 96 days in the ASA404 group and 120 days in the control group.

Today's presentation also includes safety findings from the trial. These remain consistent with earlier reports in showing that addition of ASA404 to chemotherapy was generally well tolerated.

Data are presented by Dr Roberto Pili of Johns Hopkins University and Professor Mark Rosenthal of the Royal Melbourne Hospital, Victoria, Australia. Professor Rosenthal said: "These PSA data clearly suggest that activity is improved when ASA404 is added to first-line docetaxel therapy in patients with hormone-refractory prostate cancer. We will very soon see whether the PSA effect translates into progression and survival benefits."

Further data from the prostate cancer trial, including 1-year survival findings, will be available before the end of October, as will further data from two other studies in ovarian and lung cancers. Final data from a randomised study in lung cancer were reported in 2006. These showed a 5.2-month extension in median survival when ASA404 was added to carboplatin and paclitaxel.

ASA404 was recently licensed to Novartis AG, who will be conducting all further development including a phase III trial in lung cancer scheduled to start patient recruitment early in 2008.

Glyn Edwards, CEO of Antisoma, said: "This is a really exciting time with ASA404. We have already seen impressive survival data in lung cancer and have forged a strong partnership with Novartis to take the drug forward. The latest data from the prostate cancer trial are very

encouraging as we look forward to seeing survival data from this and other studies over the next few months."

Prostate cancer is among the most prevalent cancers in the developed world. It often responds initially to hormonal therapies, but each year some 200,000 men across the US, Europe and Japan develop 'hormone-refractory' disease. The taxane drug docetaxel has become an important treatment for such hormone-refractory prostate cancer. ASA404 has shown synergistic anti-cancer effects in combination with docetaxel and other taxanes in preclinical tests.

A copy of the poster presented at ASCO is available at www.antisoma.com.

Enquiries:

Glyn Edwards, Chief Executive Officer	
Daniel Elger, Director of Communications	+44 7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	
Buchanan Communications	+44 (0)20 7466 5000
Brian Korb	
The Trout Group	+1 212 477 9007

Antisoma disclaimer

PSA and PSA responses

PSA is a protein, prostate-specific antigen. Levels of PSA in the blood are used in the diagnosis of prostate cancer and the tracking of responses to its treatment. PSA is one of the most widely recognised disease markers in oncology, and PSA responses have been related to clinical outcomes in numerous studies.

PSA response is defined as a 50% or greater reduction in PSA level from baseline and progression by PSA is defined as a 25% or greater increase from the lower of baseline or PSA nadir. This is in accordance with the Bubley criteria (*Eligibility and response guidelines for phase II clinical trials in androgen-independent prostate cancer: recommendations from the Prostate-Specific Antigen Working Group. Journal of Clinical Oncology* 1999, Volume 17, pp 3461-67).

Background on ASA404

ASA404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William

Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. ASA404 has shown a substantial survival benefit in patients with non-small cell lung cancer when added to paclitaxel-based chemotherapy in a randomised phase II study. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

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